ECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2004

Perusahaan Perseroan P.T.

Indonesian Satellite Corporation

(Translation of Registrant's Name into English)

Indosat Building

Jalan Medan Merdeka Barat, 21

Jakarta 10110 - Indonesia

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F        X      Form 40-F    ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information of the Commission to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                 No       _X__

            (If " Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-           .)

Indosat cooperates with NOKIA and BCA in StarOne Marketing

Jakarta, 20 August 2004 - Indosat today signed an agreement with Nokia and BCA in the Auditorium of Indosat building, relating to the provision of installments/credits facility for  BCA Card Holder  to own various Nokia branded CDMA handphone inclusive with the starter pack of  StarOne Postpaid.

The agreement was signed by Guntur S. Siboro, Senior Vice President Fixed Wireless Access  of Indosat, Hasan Aula  Country Manager of Nokia Mobile Phones and Jonny Herjawan General Manager BCA, and the signing was attended by  the Indosat Director of Fixed Telecommunication and MIDI services, Wahyu Wijayadi.

“This joint marketing reflects Indosat’s commitment to serve its customers. We offer simple ways for public, especially BCA’s customers to enjoy telecommunication services using CDMA technology. Every BCA Card holder can own a Nokia branded CDMA handphone through a BCA’s installments/credit facility with low interest and automatically become a StarOne postpaid customer,” explained Wahyu Wijayadi.  Wahyu expects that this step will accelerate the CDMA service penetration in Indonesia, including StarOne which has been recently launched by Indosat, as an alternative telecommunication services which is highly demanded by public.

The benefit that public can enjoy from this joint marketing are, among others, a facility for BCA card holder to own Nokia branded CDMA handphone with a lower price, the 6 months installment, and a low interest rate. The  payment method is also simple, because the credit installment and StarOne invoice will be conducted by debting BCA customer account.

Wahyu further explained, “Especially for BCA customers participating with this program, StarOne will give an additional benefits in the form of free starterpack, free admission charges, free monthly charges for 12 months, free 100 sms per month for the first six months, free internet access up to  31 August 2004, and no minimum usage”.

In order to enjoy the installments/credit facility and free admission to StarOne, a BCA card holder may visit Nokia’s outlets at 50 different locations in Jakarta and Surabaya and filling in the application form for StarOne and BCA’s Auto Debet instruction form.

The Program of StarOne Merdeka

For StarOne subscribers, Indosat also offers various benefits through a StarOne “Program Merdeka” in connection with the celebration of Indonesia’s 59th independence day. StarOne “Program Merdeka” provides free intra StarOne local calls, free intra StarOne sms and other Indosat’s cellular services  (Matrix, Mentari dan IM3), a 59% discount for local calls terminating in Indosat’s cellulars, a 59% discount for intra StarOne DLD-011 calls, and a 59% discount for IDD-001/008 calls. All discounted rates based on the current rates. This program is applicable for StarOne Postpaid and Prepaid  customers starting from 17 August up to 23 August 2004.

StarOne is a voice and data telecommunication service which facilitates a limited mobile capability in a certain area code for its customers. This service is a CDMA 2000 1X based fixed wireless service technology which is the newest digital wireless technology prepared for future telecommunication. This technology provides several benefits among others, the better quality of voice, a privacy and security from tapping and duplication and safe for men’s health due to a lower wave radiation compared to other wireles technology.

Currently StarOne is operating its services for regions with are code of 021 covering a greater Jakarta areas namely  Jakarta, Tangerang, Bekasi and Depok.  StarOne was operating its services in advance in the region with an area code of 031 covering Surabaya, Gresik, dan Sidoarjo.

About Indosat

Indosat is a leading telecommunication and information network, services and informatics provider in Indonesia providing: cellular, fixed telecommunication and multimedia, data communication & internet (MIDI). On 31 March 2004, Indosat’s cellular subscribers were 6.59 million. Indosat's shares are listed in the Jakarta and Surabaya Stock Exchange (JSX:ISAT) and its American Depository Shares are listed in the New York Stock Exchange (NYSE:IIT).

For further information, please contact :

FWA Marketing Division

Telp: 62-21-3869921

Fax : 62-21-30000085

Email : sfw@indosat.com

Website : www.mystarone.com

Public Relations Department

Telp : 62-21-3869625

Fax  : 62-21-3812617

E-mail : publicrelations@indosat.com

Website : www.indosat.com

Disclaimer:

This document contains certain financial information and results of operation, and may also contain certain projections, plans, strategies, and objectives of Indosat, that are not statements of historical fact which would be treated as forward looking statements within the meaning of applicable law. Forward looking statements are subject to risks and uncertainties that may cause actual events and Indosat's future results to be materially different than expected or indicated by such statements. No assurance can be given that the results anticipated by Indosat, or indicated by any such forward looking statements, will be achieved.//

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Perusahaan Perseroan P.T. Indonesian Satellite Corporation

Date  : August 24, 2004

By  :

_______________________________

Name

:   Widya Purnama

Title

:

President Director